Exhibit (a)(i)
Atlas America Public # 10 Ltd
1550 Coraopolis Road, 2nd Floor
Moon Township, PA 15108
June 17, 2008
Dear Investor:
     You have recently received an Offer to Purchase from a group of bidders (“Bidders”) with respect to your units of limited partnership interest (“Units”) in Atlas America Public #10 Ltd. (the “Partnership”). THE PARTNERSHIP RECOMMENDS THAT ITS LIMITED PARTNERS REJECT THE OFFER TO PURCHASE AND NOT TENDER THEIR UNITS FOR PURCHASE BY BIDDERS. The Partnership bases its recommendation on the following:
     The price offered per Unit is only 1.80 times distributions over the past four quarters. For the four quarters ended May 31, 2008, the Partnership has paid cash distributions of $736.86 per Unit. The purchase price offered by Bidders is approximately 1.80 times the amount of those distributions. The Partnership believes that, over the expected life of the Partnership, the limited partners will receive significantly more than the price per Unit offered by Bidders through distributions made by the Partnership. In this regard, the Partnership believes you should particularly note Bidders’ candid statement in their Offer to Purchase that they are making their offer “with the intention of making a profit” and that they have set their price with the motive of establishing “the lowest price which might be acceptable to Unit holders consistent with the [Bidders’] objectives.”
     The price offered per Unit is less than even Bidders’ estimate of liquidation value. Bidders concede that their offer of $1,325 per Unit is less than the $1,771.29 per unit that they calculate is the liquidation value of a Unit. Moreover, as discussed in the next paragraph, their valuation is based in part upon the Partnership’s reserve report that uses natural gas and oil prices at December 31, 2007 — prices which are significantly less than the Partnership’s current pricing environment. As a result, the Partnership believes that Bidders’ offer price is based upon reported asset values that are unreflective of, and significantly lower than current asset values.
     The price offered per Unit does not reflect recent increases in natural gas prices. Bidders state that they have based the price they are offering per Unit in part on the Partnership’s reserve report information contained in its Annual Report on Form 10-K for the year ended December 31, 2007. This report reflects a standardized estimate of future net cash flows from proved reserves using year-end 2007 market prices, which were $7.64 per thousand cubic feet (“mcf”) of natural gas in the Partnership’s region of operation and $90.37 per barrel (“bbl”) of oil. The prices used in the report to calculate asset value are significantly less than both market prices and prices giving effect to the Partnership’s hedges in place. At May 30, 2008, the market price of natural gas in the region of the Partnership’s operation was $12.70 per mcf and the price of oil was $127.35 per bbl; the Partnership has hedged approximately 64% of its natural gas production over the next three years at an average price of $9.35 per mcf.
     A sale of your Units will likely have adverse federal income tax consequences to you. The Partnership believes that sale of your Units to Bidders will likely have adverse federal income tax consequences to you that will significantly reduce the after tax cash proceeds of Bidders’ offer to you. In particular:
•	You will likely have a gain for federal income tax purposes even though you will be receiving less if you accept the offer than what you paid for your Units. Moreover, in all likelihood, you will be subject to tax on that gain at ordinary income tax rates rather than more favorable capital gains rates. This results from deductions you have received in prior years from intangible drilling costs, accelerated depreciation on well equipment and statutory depletion which have reduced your tax basis in your Units. Under the Internal Revenue Code, if you sell your Units the amount of your gain (the excess of the price you receive over your tax basis) is “recaptured” as ordinary income to the extent of those deductions. Based upon its records, the Partnership believes that limited partners have received deductions for approximately the full original purchase price of their Units and, accordingly, that their basis in their Units for federal income tax purposes is most likely $0.

•	By accepting Bidders’ offer you will exchange cash, taxable as described above, for distributions from the Partnership that are partially shielded from federal income tax as a result of the 15% statutory depletion allowance. The Partnership’s distributions will continue to be partially tax shielded for the life of the Partnership’s wells, assuming no change in federal income tax laws. There is no tax shield with respect to amounts you would receive were you to accept Bidders’ offer.
     In summary, the Partnership believes that the price offered by the Bidders does not reflect the value of your Units, and recommends that you reject Bidders’ offer and not tender your Units.

Very truly yours, ATLAS AMERICA PUBLIC #10 LTD By: Atlas Resources LLC
By:	/s/ Freddie Kotek
Chairman, President and
Chief Executive Officer